Pricing Term Sheet
Filed pursuant to Rule 433
File No. 333-133956
FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY 6.00% NOTES DUE 2041

ISSUER:	The Republic of Turkey

SECURITIES:	6.00% Notes due 2041

PRICING DATE:	January 5, 2011

ISSUE FORMAT:	Global (SEC Registered)

ISSUE AMOUNT	USD 1,000,000,000

PRICE TO PUBLIC:	96.631%

TOTAL FEES:	USD 800,000 (0.08%)

PROCEEDS TO ISSUER:	USD 965,510,000

YIELD TO MATURITY:	6.250% per annum

SPREAD TO US TREASURY:	169.7 bps

BENCHMARK US TREASURY:	UST 3.875% due August 15, 2040

INTEREST PAYMENT DATES:	January 14 and July 14, commencing on July 14, 2011

CUSIP/ISIN:	900123 BJ8 / US900123BJ84

EXPECTED LISTING:	Luxembourg Stock Exchange

LEAD-MANAGERS/BOOKRUNNERS:	Barclays Capital Inc. and Deutsche Bank Securities Inc. J.P. Morgan Securities Ltd.

SETTLEMENT:	Expected January 12, 2011, through the book-entry facilities of The Depository Trust Company
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The prospectus link is:
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